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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of July, 1998

                       Minco Mining & Metals Corporation
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                (Translation of registrant's name into English)

       Suite 1200 - 543 Granville Street, Vancouver, B.C., Canada V6C 1XS
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                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]



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                       Minco Mining & Metals Corporation

                               TABLE OF CONTENTS

Item                                                      Sequential Page Number
--------------------------------------------------------------------------------

1.  Press release dated June 15, 1998                                          3
2.  Press release dated July 10, 1998                                          4

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[MINCO MINING & METALS CORPORATION LOGO]


                 MINCO, TECK AND COMINCO AGREE TO PARTICIPATE
                      IN THE WHITE SILVER MOUNTAIN PROJECT

Vancouver, British Columbia, June 15, 1998 - Minco Mining & Metals Corporation (Minco). Teck Corporation (Teck) and Cominco Limited are pleased to announce the following: after extensive evaluation, Teck has agreed to enter into an option agreement to acquire an interest in the 100 square kilometer polymetallic White Silver Mountain project, Gansu province, China. Under the terms of its agreement with Baiyin Nonferrous Metals Company (Baiyin), Minco can secure an 80% interest in the project.

Teck exercises its option to earn 70% of Minco's interest by:

o making a private placement of 375,000 common shares at a price of $2.00 per share;

o    exercising 125,000 warrants at a price of $3.00 per share within one year;

o    funding all of Minco's obligations on the property to production.

The private placement includes an additional 125,000 share purchase warrants at $2.00 for one year and a further 125,000 share purchase warrants at $3.45 for two years. The proceeds from the initial placement ($750,000) will be wholly spent on the White Silver Mountain project with Minco as the operator. The planned first phase of work on the project includes an underground diamond drilling program of 3,600 metres and a surface exploration program to start this summer. Pending a successful first phase program, Teck will become the operator of the project and will fund 100% of Minco's required expenditures on the project thereafter. Thus, under this scenario, Minco will retain a 24% carried interest in the project with Teck at 56% and Baiyin at 20% working interests.

Pursuant to a letter agreement dated June 11th 1998, Cominco Limited can exercise back-in rights on the White Silver Mountain project at any time up to the pre-feasibility stage, by repaying Teck and Minco one and a half times the total project expenditures to the time of exercise of the back-in right, and by funding its pro-rata share of feasibility and development costs. If Cominco exercises this right, Cominco can have a 20% working interest in the project leaving Minco with a 19% carried interest, Teck with 41% and Baiyin with 20% carried interests. This financing agreement is outside the Investment and Participation Agreement between Minco, Teck and Cominco, dated February 1996.

Last year on the project, Baiyin intersected 43.5 metres of volcanogenic massive sulphide (VMS) mineralization including 17.7 metres grading 2.1% copper, 5.4% lead, 9.7% zinc, 4.8 grams gold per tonne and 120 grams silver per tonne. This intersection is located 375 metres below the operating 750 tonnes per day Xiaotieshan mine and will be the target of a follow-up diamond drilling program to commence this summer. Baiyin also operates the 3,500 tonnes per day Heyoushan copper mine as well as extensive lead, zinc and copper smelters in and around Baiyin City, fourteen kilometers from the property.

For further information please contact Dr. Ken Cai at 1-888-288-8288 or (604) 688-8002 or visit Minco's website at www.minco-mining.com


--------------------------------------30---------------------------------------

The Toronto and Vancouver Stock Exchanges have not reviewed and do not accept responsibility for the accuracy of this news release
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                    [MINCO MINING & METALS CORPORATION LOGO]


                    Securities and Exchange Act 1934 registration number 0-26617
                                                      T.S.E. Trading Symbol: MMM


                         MINCO CLOSES PRIVATE PLACEMENT

                          WITH TECK AT $2.00 PER SHARE


Vancouver, British Columbia, July 10, 1998 - Minco Mining & Metals Corporation is pleased to announce the closing of the private placement transaction previously announced on June 15, 1998. This transaction sees Teck Corporation purchase 375,000 shares in Minco at $2.00 per share. Proceeds of this transaction, $750,000, will be used to found exploration programs on the Company's polymetallic White Silver Mountain project in Gansu, China. The shares issued to Teck are subject to a statutory hold period expiring on June 9th, 1999. The private placement includes three sets of share purchase warrants; 125,000 shares exercisable within one year at $2.00 per share, 125,000 shares exercisable within one year at $3.00 per share and 125,000 shares exercisable within two years at $3.45 per share. The warrants priced at $3.00 per share must be exercised in order for Teck to maintain its option on the White Silver Mountain project.



For further information please contact Dr. Ken Cai at 1-888-288-8288 or (604) 688-8002




















_______________________________________________________________________________
Suite 1200 - 543 Granville Street, Vancouver, BC Canada V6C 1X3
Tel:(604)688-8002 Fax:(604)688-8030 Toll Free 1-888-288-8283
                         E-mail: info@minco-mining.com
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Minco Mining & Metals Corporation
                                            -----------------------------------
                                                       (Registrant)


Date July 15, 1998                            By /s/ Ken Z. Cai
     --------------                              ------------------------------
                                                     Ken Z. Cai, President